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HARMON BROTHERS
Get a crap-ton of eyeballs with ads that brand and sell
Message me for an application
purple
Lume
FiberFix

Benton Crane · 1st

CEO @ HarmonBrothers.com • Executive Producer @ TuttleTwins.tv • Co-founder @ Angel Studios • Contributor @ Entrepreneur.com

Talks about #sharebetterstories and #pooptogold

Provo, Utah, United States · Contact info

6,578 followers · 500+ connections

Followed by 6 connections: Daniel Banjo, Steven Boshard, and 4 others

Message | More



Harmon Brothers



BYU Brigham Young University

Providing services
Content Strategy, Brand Marketing, Advertising, Social Media Marketing, Digital Marketing, Marketing Consulting...
See all details

Highlights

You both worked at VidAngel
Benton worked at VidAngel before you started
Message

You both studied at Brigham Young University
You both studied at Brigham Young University from 2004 to 2007
Message

Featured

Link



Wingfeather Saga
This epic adventure is for the whole...
HB produced a fundraising pitch video and marketing strategy that helped Wingfeather Saga raise $5M from thousands of investors in just over 20 days.

Link



The Chosen
The Chosen
Harmon Brothers provided marketing strategy and ad buying the helped The Chosen raise ~$11M from thousands of investors.

Link



HOLLYWOOD
EXECUTIVES

Angel Studios
YouTube
Harmon Brothers wrote and directed ad campaign that helped Angel Studios raise $5M in roughly 5 days from thousands of investors all over the country.

Activity

6,578 followers

✓ Following

Benton Crane reshared a post • 1w

Most companies ask Harmon Brothers to help them reach their target audience.

Angel Studios asked us to help The Chosen reach BEYOND their target audience. ...show more

156 · 31 comments

Benton Crane posted this • 2w

"Burn the boats," and you might just burn yourself along with it.

The phrase "Burn the boats" originated in 1519 during the Spanish conquest of Mexico and h ...show more

29 · 10 comments

Benton Crane posted this • 2w

Whoah

31 · 21 comments

Benton Crane posted this • 3w

Do you ever resent the clutter in your life?

Maybe you think you'd be more successful if you could kick the chaotic part of creativity to t ...show more

27 · 6 comments

Show all activity →

About

We help brands go from Poop to Gold. Poop = Obscurity (where every brand starts).
Gold = Household Name (where every brand wants to get).

Poo~Pourri, Squatty Potty, Purple, Chatbooks, FiberFix, Lume, Third Love, and many others.

Experience



Harmon Brothers
8 yrs 8 mos

CEO
Sep 2017 - Present · 4 yrs 8 mos
Provo, Utah Area

Managing Director
Sep 2013 - Sep 2017 · 4 yrs 1 mo
Provo, Utah Area

I wear many hats, but all my roles share the goal of taking care of our clients. We have some amazing clients who have given us the green light to make some of the most successful YouTube ad campaigns of ...see more









People you may know

Cameron Jackson
Marketing Editor and Videographer at Angel Studios
Connect

Jonathan Shai Van Sickle
Filmmaker - Writer - Professional Editor - Live-Stream Producer - Live-Event...
Connect

Patti Merrill
Warehouse and Print Production Manager
Connect

Kevin Crook
Security Engineer at Angel Studios
Connect

Mamy H Rakotondrasoa
IT Support Technician
Connect

LEARNING

Add new skills with these courses, free for 24 hours

Social Media Marketing for Small Business
153,802 viewers

Project Management: Government Projects
52,287 viewers

Excel Business Intelligence: Power Pivot and DAX
73,726 viewers

Show more on LinkedIn Learning



Executive Producer
Tuttle Twins TV
Apr 2020 - Present · 2 yrs 1 mo

Owner
Provo CrossFit
Jan 2014 - Apr 2016 · 2 yrs 4 mos
148 N. Draper Lane Provo UT

Provo CrossFit is a family oriented gym that my wife and I grew to over 100 members then sold.

Co Founder
VidAngel
Jan 2014 - Dec 2015 · 2 yrs
Provo, Utah Area

I co founded VidAngel with the Harmon Brothers. VidAngel allows you to watch streaming movies however the "BLEEP" you want. You can filter out objectionable content, or you can leave it in. It's up to YOI ...see more

> This Poor Family Gets Shot with 3,192 Paintballs in 5.3 Seconds to Prove a Powerful Point -VidAngel
> http://vidangel.com/btsauto sign up for VidAngel FREE! VidAngel believes that it is the individuals responsibility to censor what they watch, not the governments job. VidAngel i...

Consultant
Deloitte
Jul 2011 - Sep 2013 · 2 yrs 3 mos
Rosslyn, VA

Survey Research and Workforce Analytics

Show all 10 experiences →

Education

Brigham Young University
BA, Economics
2004 - 2008

Utah Valley University
Associates, Automotive Technology
2001 - 2003
Activities and societies: Competed in VICA Skills Competition (automotive repair):
1st place Utah Valley region

Provo Labs Internet Academy
Internet Marketing

Studied Internet marketing (principally SEO and PPC).

Skills

Market Research · 59

Endorsed by Manish Pradhan and 2 others who are highly skilled at this

Endorsed by Jeffrey Harmon and 1 other mutual connection

(Endorse)

Data Analysis · 52

Endorsed by Brandon Loughery and 1 other who is highly skilled at this

Endorsed by Jeffrey Harmon and 1 other mutual connection

(Endorse)

Public Speaking · 45

Endorsed by Zach Benson and 2 others who are highly skilled at this

Endorsed by Zach Atherton and 1 other mutual connection

(Endorse)

Show all 26 skills →

Recommendations

(Recommend Benton)

Received | Given



Garrett Updike · 2nd
Senior Human Resources Leader/Head of HR
December 4, 2007, Garrett managed Benton directly

I had the opportunity to supervise Benton while he was a Portuguese teacher in my department. He was an outstanding teacher and a very reliable employee. I never had to worry about him because he always followed through with assignments and was proactive in his work. Also, Benton's integrity is excellent. I was always confident in him. He was always honest and open with me about his work, his concerns and his de ...see more

Paulo Amorim · 2nd
Advisory Board Member
September 18, 2007, Paulo managed Benton directly

I worked with Ben Crane for two years during his Mission Experience in Portugal as his Mission President. Ben was a quick learner, hard working, cooperative, and obedient to mission rules with exactness. He demonstrated superior ability to train and lead his peers and was assigned as a Mission Leader during most of his Mission. In all, Ben exceeded at all of the tasks assigned to him. No matter what needed to b ...see more

Duane Johnson · 2nd
Founder & CEO at Relm.US Inc.
May 16, 2007, Duane worked with Benton on the same team

Benton is easy to get along with and was able to balance work and school well.

Show all 5 received →

Patents

Curating Filters for Audiovisual Content
US · Issued Feb 18, 2014

(See patent)

A method and system for collaboratively curating video maps used for filtering audio, visual, or audiovisual content, such as a movie. One or more video taggers may tag segments of a movie containing filterable content, suc ...see more

Projects

This Unicorn Changed the Way I Poop - #SquattyPotty
Oct 2015 - Present
Associated with Harmon Brothers



Associated with Harmon Brothers

[Show project ↗]

Pooping will never be the same. This Unicorn shows the effects of improper toilet posture and how it can affect your health. The Squatty Potty toilet stool has been featured on Shark Tank and Dr Oz show and has thousands o ...see more

Other creators

+1

Languages

Portuguese

Interests

Influencers   Companies   Groups   Schools

Jeff Weiner in · 2nd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,698,632 followers

Daymond John in · 2nd
CEO of FUBU and The Shark Group, TV Personality on ABC Shark Tank, Public Speaker
2,531,072 followers

Show all 20 influencers →

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